

02038436

P.E 5·1·02

1-14926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUN 10 2002
THOMSON
FINANCIAL

For the month of May, 2002



KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Value Networking KT

May 16, 2002

Notice to Holders of KT Corporation ADRs

In order to afford its shareholders an opportunity to participate in management and to enhance shareholder value, KT Corporation (NYSE: KTC) operates a Shareholders' Committee that consists of one representative of the Korean government, one representative of KT Corporation's employee stock ownership association and up to thirteen (13) largest shareholders of KT Corporation based on the level of share ownership. In this regard, we would like to extend this opportunity to ADR Holders and request your cooperation in determining whether any ADR holders are eligible to become a member of the Shareholders' Committee by completing the enclosed Form for Notifying ADR Holdings.

The duties performed by the Shareholders' Committee include the recommendation of candidates for outside, or non-standing, directors and the review of the agenda for the general meeting of shareholders. Please consult the enclosed copies of Articles 26, 27 and 28 of KT Corporation's Articles of Incorporation for more information.

Holders of KT Corporation's ADRs who wish to be registered as a candidate for the Shareholders' Committee should complete the enclosed Form for Notifying ADR Holdings and return it to Citibank, N.A., the Depositary for KT Corporation's ADRs. The completed form must be received by Citibank no later than June 6, 2002. ADR holders who do not return the completed form will be deemed to have forfeited their right to be considered as a candidate for the Shareholders' Committee.

In addition, the number of institutional investors (including banks, insurance companies, securities companies, investment trusts, mutual funds and pension funds) that may become members of the Shareholders' Committee is limited to five (5), and telecommunications companies that are competitors of KT Corporation and their related parties may not become members of the Shareholders' Committee.

Thank you for your cooperation.



Joong - Soo Nam
Executive Vice President &
Chief Financial Officer
KT Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2002

KT Corporation



By:

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer